Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

September 24, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long
Mr. Craig Slivka Mr. Leland Benton Ms. Patricia Do Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Draft Registration Statement on Form S-1 Submitted May 9, 2014 CIK No. 0001607741

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 5, 2014, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 (“Draft Amendment No. 1”) to the Company’s Draft Registration Statement on Form S-1 submitted on May 9, 2014 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

General

1.	Please ensure that you indicate the contact information for, and identity of, your agent for service on the cover of the amendment to your preliminary registration statement.

Response: We will engage an agent for service prior to our first non-confidential submission of the Registration Statement, and will update the cover of accordingly at such time.

2.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: We acknowledge the above comment.

3.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Response: We acknowledge the above comment, and have included the following additional exhibits available at the time of the submission of Draft Amendment No. 1: Exhibits 10.17(a), 10.17(b), 10.18(a), 10.18(b) and 10.19(a) in connection with Comment 121, and Exhibits 3.2 and 10.20.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response: We acknowledge the above comment, which we will comply with prior to the effectiveness of the Registration Statement.

5.	You disclose that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: As of the date of this letter, we have not presented any written communications to potential investors, nor have we authorized anyone to do so. Likewise, no research reports about us have been published or distributed. If any such written communications or research reports are used prior to the effectiveness of the Registration Statement, we will provide same to the Staff.

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6.	Please include updated financial information in your next amendment. Please refer to Item 8-08 of Regulation S-X.

Response: We have updated the Registration Statement to include the consolidated balance sheet data as of June 30, 2013 and 2012, and as of March 31, 2014, the consolidated operating data for the years ended June 30, 2013 and 2012, and the nine months ended March 31, 2014 and 2013, and the accompanying notes to our consolidated financial statements.

Outside Front Cover Page of the Prospectus

7.	Please include the names of the lead or managing underwriters in your amended registration statement. Note that we will defer further review of any amendment that does not include the names of the lead underwriters.

Response: We have revised to include our underwriter on the cover page of the Registration Statement.

Conventions that Apply to this Prospectus, page ii

8.	We note that while you define various terms that relate to your prospectus, including “mt” as metric ton, you do not define “m3”, a term that you use extensively. Please define this term. Please also revise to ensure that you refer to your production capacity and amount of products sold using a consistent unit of measurement.

Response: The definition for “m3” has been included on page iii. Production capacity and amount of products sold have also been revised to refer to “m3” as the unit of measurement throughout the prospectus.

Our Competitive Strengths, page 1

9.	Please describe, here or elsewhere as appropriate, what sort of “recycled construction wastes” your new plants will be able to turn into bricks.

Response: We have revised to clarify that construction wastes are consist of discarded bricks and concrete, as reflected on pages 1, 29, 40, 46 and 51.

Our Business Strategy, page 1

10.	We note your reference here and on page 46 to projected increases in market demand. Please revise here and elsewhere as appropriate to present the current scope of the market in Pingdingshan, as well as your current capacity including your new plants.

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Response: We have revised the second bullet point on page 1 as follows:

By expanding from our current production capability, we can better position ourselves to capitalize on market demands that we project.  Based on internal studies of published government data and customer information, we estimate that Pingdingshan currently requires approximately 1.04 million m3 of bricks and 2.22 million m3 of concrete annually. We currently have four brick production lines each capable of producing 100,000 m3 annually, and two concrete mixing towers each capable of producing 200,000 m3 annually. By expanding our current capability (such as through the new construction waste recycling plant and brick plant once they become operational), we will also have additional products that can appeal to the growing public concerns over environmental pollution and resource conservation. We have funded construction of both plants (as well as our research and development center) thus far with cash flow from operations and loans from some of the shareholders of our consolidated affiliated entities. When completed, the brick plant will initially have two production lines each capable of producing 75,000 m3 annually. We intend to use the net proceeds from this offering to fund the completion of these plants. If we are unable to complete this offering, however, we will use our future working capital, and look to banks and, if necessary, our founder, for financing.

We have also revised the third paragraph under “Our Business Strategy” as follows on page 46:

Also, our production volumes have in the past lagged demand, and we believe that our current product offerings are insufficient to meet the market requirements that we project.  Based on internal studies of our customers’ purchases and the Pingdingshan market in general, we estimate that the city currently requires approximately 1.04 million m3 of bricks and 2.22 million m3 of concrete annually. We currently have four brick production lines each capable of producing 100,000 m3 annually, and two concrete mixing towers each capable of producing 200,000 m3 annually. In recent years, however, what we produced and had others produce for us were on occasions not enough to meet demand.  Such was the case for bricks and concrete in fiscal 2012, and for concrete in fiscal 2013. Additionally, as the populace has become more vocal of pollution concerns in recent years, the Chinese central government is responding with policies that favors sustainability.  For example, a 2013 national energy conservation policy imposes production limits on some of our raw material suppliers to control pollution generated by their plants.  Yulong Renewable was established to operate a new recycling plant to process construction wastes consisting of discarded bricks and concrete that we will collect mainly from construction sites in and around Pingdingshan.  Once the construction wastes are processed, we will use them to produce bricks at the adjacent brick plant that Yulong Renewable will also operate. In 2012, we secured a piece of land approximately 15 kilometers from our headquarters, and commenced construction of the recycling and brick plants in July 2013.  We currently expect to complete construction in September 2014, and complete installation of the recycling plant and one production line of the brick plan in December 2014. Both plants have thus far been funded with cash flow from operations and loans from some of the shareholders of our consolidated affiliated entities, and we intend to use the net proceeds from this offering to fund the completion of these plants. When installation is completed in December 2014, the brick plant will initially have two production lines each capable of producing 75,000 m3 annually. If we are unable to complete this offering, however, we will use our future working capital, and look to banks and, as necessary, our founder, for financing.

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11.	Please clarify whether you will be using any portion of the offering proceeds to expand capacity, build new plants, and funding your research and development activities. We note the disclosure that you intend to use the proceeds for general corporate purposes; however, the disclosure suggests that you have designated certain portions for specific projects.

Response: We have revised to clarify that we intend to use the net proceeds from this offering to fund the completion of the new waste recycling plant and the brick plant to be operated by Yulong Renewable, as reflected on pages 1 and 46.

Corporate Information, page 2

12.	Where you discuss the fact that you do not have equity interests in your consolidated affiliated entities, please revise to indicate that Mr. Zhu holds 100% of the equity in each of these entities.

Response: We have revised to clarify that we do not have equity interests as follows:

We do not have any equity interest in any of our consolidated affiliated entities, all of which is beneficially owned and controlled by our founder Mr. Yulong Zhu.

13.	You indicate here that your principal executive offices are located in the Eastern End of Xiwuzhuang Village, Jiodian Town, Xinhua District, Pingdingshan, Henan, China. It appears that the correct name of the town in which your offices are located is Jiaodian. Please revise.

Response: We have corrected the spelling to “Jiaodian.”

The Offering, page 4

14.	We note that you have separate lines for “[o]rdinary shares offered by us” and “[t]otal ordinary shares offered.” You do not disclose the participation of any selling shareholders in this offering, and it is thus unclear why two lines are necessary. Please revise.

Response: We have deleted the line for “[t]otal ordinary shares offered” on page 4.

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15.	We note that you state here that you may use the proceeds of this offering for capital contributions “to support the growth of our insurance subsidiaries.” Please clarify this phrase, which is not used elsewhere in your prospectus.

Response: The reference to “insurance subsidiaries” is an error. We have replaced such reference on page 4 with the following:

“approximately $ to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate; and”

Risk Factors, page 6

16.	We note your disclaimer in the italicized language at the beginning of this section that “[t]he risks described below are not the only ones facing [you.]” Please revise as necessary to ensure that you have discussed all material risks facing your business, or an investor in this offering. For example, it would be appropriate to discuss the risks raised by the fact that the offering may not occur if your application for listing on the NASDAQ Capital Market is not accepted, as well as the risks raised by your failure to complete the transfer registration of the land rights for your facilities.

Response: We have deleted the referenced sentence from the italicized language on page 6. We have also clarified on the cover page and pages 18 and 26 that the offering will not be completed if our NASDAQ application is not accepted. With respect to the land use rights transfer registration, because the purchase price for two of the three land parcels have been paid in full and as such, we do not believe that there is a risk that the transfer registration for their land use rights cannot be completed. On the other hand, we have not yet fully paid the purchase price for the land parcel on which we are building our new facilities, and have accordingly added the following risk factor on page 9:

If we are not able to complete our purchase of the land use right for the land underlying our new facilities, we may lose access to the land and thus be unable to use the new facilities.

Although we are already building our new recycling plant, brick plant and research and development center, we have not yet completed our purchase of the land use right to the land parcel on which these facilities occupy. While we have entered into an agreement with the relevant village committee for our purchase, we have only made partial payment of the purchase price as of the date of this prospectus. If we cannot complete our purchase for any reason, we would not be able to use any of our new facilities unless we can reach an arrangement with the village committee to use the land, such as a long-term lease. There can be no assurance, however, that the village committee will agree to any arrangement or on terms acceptable to us. If we cannot access the land to use our new facilities, all or substantially all of our investments in the new facilities would be lost, and the future of our Company and operations would be materially and adversely impacted.

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Risks Related to Our Business and Our Industry, page 6

Our revenue will decrease if the construction and building material industries … page 6

17.	We note your statement here that your revenue is dependent upon the costs of raw materials, the cost of labor, increased taxes, and the costs of doing business. It would appear that you meant to refer to your income rather than your revenue. Please revise.

Response: We mean to refer to our income, and have revised accordingly on page 6.

Our operating results may vary significantly from one reporting period to another … page 6

18.	Please revise your disclosure under this heading to ensure that all of the risks discussed here are reflected in the title of this heading. Please break out related risks discussed under this heading under separate headings with more narrowly tailored titles that address the risks that you discuss.

Response: We have revised the risk factor so that its discussion pertains only to seasonal and cyclical risks to correspond with the title, as follows on page 6.

Our operating results may vary significantly from one reporting period to another and may be adversely affected by the seasonal and cyclical nature of the markets we serve.

The construction materials business is seasonal.  In particular, our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period.  In addition, demand for our products during the winter months is typically lower than in other months because of inclement winter weather.  Sustained periods of inclement weather or permitting delays could postpone or delay projects, and consequently, could adversely affect our business, financial condition, results of operations and cash flows.  The relative demand for our products is a function of the highly cyclical construction industry.   As a result, our revenues may be adversely affected by declines in the construction industry generally and in Pingdingshan.

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Competition in the building and construction materials industry could adversely … page 7

19.	Please revise your disclosure under this heading to indicate the actual competitive conditions faced by your company and any risks that may be posed to it, in addition to listing the various factors affecting your competitive environment.

Response: We have revised the risk factor accordingly as follows on page 7:

Competition in Pingdingshan’s building and construction materials industry could adversely affect our results of operations.

We are the market leader in Pingdingshan’s building and construction materials industry with respect to bricks and concrete, and we believe there are currently only two brick manufacturers and two concrete manufacturers that have the capabilities to effectively compete against us. If any one of them can operate at lower costs than us, or can access financial resources to be able to accept lower margins than us, then it will have a competitive advantage over us. Although we believe our products are superior to those from the four companies that we deem competitors as well as any other bricks and concrete producers in Pingdingshan, there is no assurance that existing or new competitors may not overtake our current market position by reason of events and factors beyond our control.

Our overall profitability is sensitive to price changes and minor variations in … page 7

20.	Please revise your disclosure here to discuss in greater detail your ability to control your prices or pass them on to customers when there are “fluctuations in supply and demand” or changes in the cost of raw materials. Please also elaborate on the “fixed-cost nature of [y]our business” and discuss, as applicable, whether there are governmental price controls on your products.

Response: We have reassessed and concluded that there is no fixed-cost nature to our business. In addition, our products are currently not subject to governmental price controls. We have revised the risk factor accordingly as follows on page 7:

Our overall profitability is sensitive to price changes of our raw materials.

Our products are price-sensitive to raw material costs, which account for approximately 80% of our production cost for bricks, and approximately 95% for concrete.  Raw material prices are subject to changes in response to relatively minor fluctuations in supply and demand, such as the shortage brought on the national energy conservation policy at the beginning of 2013, general economic conditions and market conditions, all of which are beyond our control.  If we are unable to pass along any increase in raw material costs to our customers, our profitability could be materially and adversely affected.

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We depend on third parties for supplies essential to operate our business, page 7

21.	Please clarify whether there are alternatives to your current suppliers that are available if the favorable working relationships you refer to here sour. Please also clarify whether the shortage of supplies that you state was caused by the New Energy Policy is still ongoing. We note your disclosure on page 50 to the effect that you are no longer feeling the effects of shifts in supply and demand.

Response: We have revised the risk factor to clarify that our suppliers may not be readily replaceable and that the supply shortage caused by the New Energy Policy is ongoing, as follows on page 7:

We depend on third parties for supplies essential to operate our business.

We rely on third parties to provide us with supplies, including cement and other raw materials, necessary for our operations.  We cannot assure you that our favorable working relationships with our current suppliers will continue in the future.  Because many of them are the largest suppliers in Pingdingshan, we may have difficulty replacing any of them with another local supplier that can match their quantity and quality of raw materials or their pricing. Additionally, there have historically been periods of supply shortages in the construction industry, particularly in a strong economy.  The adoption of new government policies such as the national energy conservation policy at the beginning of 2013 has also led to both supply shortage and price increase for some raw materials such as quicklime, which we believe will continue while the policy is in effect. Some of our suppliers have requested that we use third-party manufacturers that are affiliated with them to make our bricks, which we have agreed to in order to ensure that we can access sufficient raw materials in light of the likelihood of ongoing shortage.

If any of our suppliers stop doing business with us for any reason such that we are unable to source sufficient raw materials for our needs, or if our suppliers experience disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We respectfully note that our disclosure on page 50 is not a statement that we no longer feel the effects of shifts in supply and demand, but rather a statement of our belief, at the time the Registration Statement was initially submitted, of the direction of raw material prices in fiscal 2014 and 2015. As we now believe that the New Energy Policy will be implemented more rigorous than we initially believed, we now believe that raw material prices will continue to rise. As such, we have amended the last paragraph under “Suppliers” as follows on page 49:

Since the imposition of the New Energy Policy at the beginning of calendar year 2013 (see “Regulations – New Energy Policy” below), there has been shortage of some raw materials in Pingdingshan with attendant price increase, which we believe will continue so long as such policy is in effect. As long as we can maintain our relationship with our current suppliers and are willing to pay the prevailing market price (or higher), we believe that the shortage can be overcome. However, we may choose not to do so in order to protect our margins. Because the implementation of the New Energy Policy is nationwide, we do not believe that sourcing raw materials from outside Pingdingshan would be practicable, in addition to uncertainty with the quality of raw materials from such suppliers and potential harm to our reputation.

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We have no insurance coverage for our operations in China, page 8

22.	Please advise whether the insurance on company owned vehicles that you refer to here would cover personal injury or property damage of the sort addressed at the top of page 8.

Response: We maintain vehicular and commercial insurance to cover property damages and personal injuries that may result from traffic accidents, and rely on state mandated social insurance for work-related injuries of our employees. We have included the foregoing into the risk factor under the heading “Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance” as follows on page 8:

Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance.

There are inherent risks to our operations.  For example, operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards.  Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials and finished products.  Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.  Although we conduct training programs designed to reduce these risks, we cannot eliminate these risks.  We maintain vehicle and commercial insurance to cover property damages and personal injuries resulting from traffic accidents, and rely on state mandated social insurance for work-related injuries of our employees.  However, any claim that exceeds the scope of our insurance coverage, if successful and of sufficient magnitude, could result in the incurrence of substantial costs and the diversion of resources, which could have a material adverse effect on us. In addition, we do not have any business liability, disruption, litigation or property insurance coverage for our operations. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may also materially and adversely affect our ability to operate.

We have also deleted the risk factor under the heading “We have no insurance coverage for our operations in China”.

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Our operations may incur substantial liabilities to comply with environmental laws and regulations, page 8

23.	Please clarify the nature and relevance of the report that you refer to in the second sentence under this heading.

Response: The reference to “the report” is in error, and has been deleted so that the revised risk factor is as follows on page 8:

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our concrete and fly-ash brick manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection.  Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense.  In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

The departure of the senior management and key personnel of our consolidated … page 9

24.	Please expand your disclosure here to address the risks posed by Mr. Zhu departing your business in light of the fact that he is the beneficial owner of 100% of the equity of your consolidated affiliated entities.

Response: We have revised the risk factor as follows on page 9:

The loss of services of the senior management and key personnel of our consolidated affiliated entities could severely disrupt our business and growth or if such persons compete against us.

Our future success is significantly dependent upon the continued service of the senior management and key technical personnel of our consolidated affiliated entities.  In particular, we rely heavily on our founder, Yulong Zhu, to continue to manage our business, operations and sales and marketing activities as well as to maintain personal and direct relationships with many of our major customers.  While the departure of Mr. Zhu is unlikely while he remains the beneficial owner of 100% of the equity interests of our consolidated affiliated entities, he may choose to reduce his level of involvement, or not to take part at all. The loss of Mr. Zhu’s services or those of any other members of the senior management or key personnel of our consolidated affiliated entities may materially and adversely affect our business and operations.  For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements.  If we lose the service of any such senior management member or key personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.  In addition, if any of such senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and employees.

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We may be unable to attract and retain qualified employees…, page 9

25.	This risk factor appears generic. Please elaborate on the specific risks posed to your operations.

Response: After further assessment, we have deleted this risk factor as we do not believe that our current operations require technical skills of such specialization that cannot be replaced from the available labor pool.

Risks Related to Our Corporate Structure, page 9

26.	If the chops for your consolidated affiliated entities are not controlled by an agent of Yulong WFOE, please disclose this fact and discuss the associated risks.

Response: All of the chops are controlled by Yulong Zhu, who is the sole director of Yulong WFOE.

Shareholders of our consolidated affiliated entities may breach, or cause our … page 9

27.	Please revise your disclosure here to address the fact that Mr. Zhu is the beneficial owner of 100% of the equity of your consolidated affiliated entities. Please also expand your disclosure to address the powers of the nominal shareholders of your consolidated affiliated entities in light of the silent investor agreements discussed on page 10. Further, disclose Mr. Zhu’s ownership percentage in the registrant after the offering.

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Response: We have revised the risk factor as follows on page 9:

Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

Our founder Yulong Zhu beneficially owns 100% of the equity interests in each of our consolidated affiliated entities, including through the Silent Shareholders Investment Agreement with their other shareholders. Under such agreement, these other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by Mr. Zhu. As such, Mr. Zhu may breach, or cause our consolidated affiliated entities and/or the other shareholders to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts.  We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective.  For example, if Mr. Zhu or the other shareholders of a Yulong Group company (at Mr. Zhu’s direction) were to refuse to transfer their equity interests in in such company to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Immediately after this offering, Mr. Zhu will own approximately % of our issued and outstanding ordinary shares. There can be no assurance, however, that such holding will effectively deter Mr. Zhu from causing a breach of the contractual arrangements.

We will include Mr. Zhu’s post-offering ownership percentage in a subsequent amendment to the Registration Statement as soon as it can be determined.

We may rely on dividends and other distributions on equity paid by our PRC … page 11

28.	You state that you are a holding company and “may” rely on dividends and other distributions from Yulong WFOE for your cash and financing requirements. Please discuss, here or elsewhere, what other methods you may use to meet your cash and financing requirements.

Response: We have amended to include the following sentence to the first paragraph:

We may also sell our ordinary shares, as in this offering, or request our founder Yulong Zhu to advance funds on our behalf to meet our cash and financial requirements, although there can be no assurance that we will be able to do so.

29.	You refer here and elsewhere to the ability of your consolidated affiliated entities to pay dividends. As you do not have any equity in these entities, their payment of dividends would not produce cash for you. Please revise to use a more appropriate term for the sort of distribution these entities may make to Yulong WFOE.

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Response: We have revised to clarify that such payments to us by our consolidated affiliated entities are payments under the contractual arrangements, as reflected on page 11.

30.	Please disclose whether any PRC accounting standards and regulations would have prevented the affiliated entities from paying dividends or other distributions to you in the past in order to provide context as to the ability to do so prospectively.

Response: Under PRC law, each of Yulong WFOE and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Yulong WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

We have incorporated the foregoing into our disclosures under this risk factor on page 11 and under Note 15 to our consolidated financial statements.

PRC regulations of loans to, and direct investment in, PRC entities by offshore … page 11

31.	Please revise your disclosure here and elsewhere to indicate the statutory limits of the loans that you may make to Yulong WFOE. Please also revise to indicate whether you intend to distribute the proceeds of this offering to your Chinese businesses through capital contributions or through a loan.

Response: The current approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively. As such, the current statutory limit of our loan to Yulong WFOE is $40,000. Additionally, it is most likely that we will finance the activities of our consolidated affiliated entities with the proceeds of this offering as loans in RMB to them from Yulong WFOE, as we have been advised by our PRC counsel at Allbright Law Offices (“Allbright”) that there is no governmental registration or approval in connection with such loan. We have revised the risk factor to reflect the foregoing as follows on page 11:

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

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We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities.  We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Yulong WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  The current amounts of approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively, which means Yulong WFOE cannot currently obtain loans in excess of $40,000 from our entities outside of China. We may also decide to finance Yulong WFOE by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.  Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. In light of the foregoing, we will most likely finance the activities of our consolidated affiliated entities with the proceeds from this offering as loans in RMB from Yulong WFOE to our consolidated affiliated entities, as we have been advised by our PRC counsel that no governmental registration or approval is currently required to make such loans.

We have also revised our disclosures on page 53 to be consistent with the foregoing.

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32.	Please advise as to how regulatory restrictions on foreign investment in PRC enterprises engaged in internet content services and online advertising businesses affect your company.

Response: The reference to “internet content services and online advertising businesses” is in error and has been deleted from the risk factor, the revised text of which is in our response to Comment 31 above.

If our PRC subsidiary or consolidated affiliated entities become the subject … page 12

33.	We note your statement here that Yulong Group companies hold “substantially all of the assets that are important to the operation of [y]our business.” Please disclose which of the assets important to your business are not held by the Yulong Group companies. Similarly, on page 13 and elsewhere in this prospectus you refer to having substantially all of your assets and operations in China. Please disclose what assets are not held within the PRC, and please revise to remedy the inconsistency with your statement on page 39 that all of your sales and operations are within China. We also note the reference to overseas suppliers on page 19.

Response: We have revised to clarify that all of the assets important to our business are held by the Yulong Group companies, which assets are all located in the PRC, and have also deleted the reference to overseas suppliers. The revised risk factor is as follows on page 12:

If our PRC subsidiary or consolidated affiliated entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy all of their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

As part of the contractual arrangements with Yulong Group companies and their shareholders, Yulong Group companies hold operating permits and licenses and all of the assets that are important to the operation of our business.  We expect to continue to be dependent on Yulong Group companies to operate our business in China.  If our consolidated affiliated entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations.  If our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ordinary shares. As an investor in our ordinary shares, you would not have rights with respect to the assets of our consolidated affiliated entities.

16

We have also revised our disclosures on pages 12, 13 and F-25 to be consistent with the foregoing.

34.	Please describe the rights that investors have in the assets of the consolidated entities in the event of consolidated a voluntary or involuntary liquidation or dissolution.

Response: We have revised to clarify that the investors would have no rights in such assets, as reflected in the revised text of the risk factor in our response to Comment 33 above.

The approval of the China Securities Regulatory Commission may be required … page 14

35.	You state that the application of the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors remains unclear. We note that the regulations are almost eight years old and that the amendments are almost five years old. Please disclose why the application of these regulations remains unclear, and why Allbright feels that your offering is unique or the relevance of your use of contractual arrangements when SPVs controlled by PRC individuals, such as your company, must obtain CSRC approval prior to listing on an overseas stock exchange.

Response: The application of these regulations remains unclear because there has been no official interpretation or clarification since their adoption, which we respectfully note is disclosed in the first sentence of the second full paragraph of the risk factor. We have revised to clarify that one of the reasons Allbright believes CSRC approval may not be necessary is that Yulong WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners. Another reason is because no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to its regulation, which we respectfully note is disclosed in the second bullet point after the first paragraph.

PRC regulations relating to the establishment of offshore holding companies by PRC …, page 15

36.	Please explain how the foreign exchange regulations implemented in 2005 and 2007 are “still relatively new and their interpretation and implementation has been constantly evolving.” For instance, provide examples of this uncertainty and disclose whether the government taken inconsistent positions on these regulations.

17

Response: We have updated the risk factor accordingly to note that SAFE Circular No. 75 was replaced by SAFE Circular No. 37 on July 14, 2014, as follows:

PRC regulation relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 14, 2014, SAFE issued the SAFE Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 repeals and replaces SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known as SAFE Circular No. 75, which had been the governing rule for nearly a decade.

Under SAFE Circular No. 37, (a) a PRC citizen who holds a PRC identification card, service identification or armed police identification, and offshore individual who do not have legal PRC identification papers but habitually resides in the PRC for economic interests, who is referred to as a domestic resident individual in SAFE Circular No. 37, can form a special purpose vehicle, or SPV, before registration with the SAFE but shall not make any capital contribution before completing the initial foreign exchange registration, with the exception of paying registration fees for the SPV formation; (b) when the domestic resident individual contributes the assets of, or his or her equity interests in, a domestic enterprise into a SPV, or engages in overseas financing after contributing assets or equity interests into the SPV, such domestic resident individual shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (c) when the SPV undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger or division, the domestic resident individual shall register such change with the local branch of SAFE in a timely manner.

Under SAFE Circular No. 37, failure to comply with the registration procedures above may result in penalties, including imposition of a fine of up to RMB 50,000 against a domestic resident individual. In addition, to the extent that any capital inflow or outflow resulted from such irregularities, SAFE may order rectification of such misconduct (including the return of such amount to China if there is a capital outflow) or impose a fine up to an amount equal to the amount of capital inflow or outflow. In the event of a capital outflow, criminal liability may be imposed if the related violation is severe.

We cannot assure you that all of our shareholders or beneficial owners who are domestic resident individuals will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37.  The failure or inability of such individuals to comply with the registration procedures set forth in the regulation may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends.  As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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Because SAFE Circular No. 37 is still new and its interpretation and implementation lacking, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.  We cannot predict how any such regulation will affect our business operations or future strategy.

We face uncertainties with respect to indirect transfers of equity interests in PRC … page 16

37.	You refer to a corporate restructuring in the second paragraph under this heading. Please clarify what restructuring you are referring to and whether it has occurred or is prospective. If prospective, please revise your prospectus to discuss it thoroughly.

Response: The restructuring refers to the transaction under the share exchange agreement between Yulong and Yulong BVI. However, we have been advised by Allbright that the risk factor is not applicable to such transaction and as such have deleted this risk factor.

Our global income and the dividends that we may receive from our PRC subsidiary … page 17

38.	You state in the second paragraph under this heading that you plan to conduct substantially all of your business through Yulong WFOE. Please revise here and throughout your prospectus to clarify what portions of your business will not be conducted through the Yulong Group and Yulong WFOE.

Response: We have revised our disclosures to reflect that all of our business is conducted through Yulong WFOE, as reflected on page 16.

39.	Here or elsewhere, please make clear the “certain criteria” of SAT Circular 82 and provide an assessment to make clear which criteria you feel you do not meet that forms the basis of why you do not believe you are not a “resident enterprise.”

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Response: We have provided such assessment by amending the first paragraph of page 75 (the second paragraph under the heading “People’s Republic of China Taxation”) as follows:

The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a Chinese enterprise for enterprise income tax purposes.  We believe that none of Yulong and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Yulong is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Yulong meets all of the conditions above. Yulong is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries and its trust account maintained with its attorneys in the United States, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a similar corporate structure to ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

The enforcement of the PRC Labor Contract Law and other labor-related … page 17

40.	Please revise to make clear why you expect your labor costs will increase. We note that the laws you refer to here have been in effect since 2008 and 2011.

Response: We have deleted this risk factor as any increase to our labor costs would most likely result from increasing our workforce, rather than as a function of the PRC Labor Contract Law.

Risk Factors Related to This Offering and Ownership of Our Common Shares, page 18

Substantial future sales of our ordinary shares in the public market could … page 18

41.	You refer to outstanding options here and on page 23, but do not refer to options elsewhere in this prospectus. Please revise, and ensure that you discuss any outstanding options fully.

Response: We have deleted the reference to the options.

Certain judgments obtained against us by our shareholders may not be enforceable, page 19

42.	Please revise your disclosure under this heading to reflect the fact that you only have one director and officer, and that he is a Chinese national. Please also clarify whether Mr. Zhu has any portion of his assets in the United States.

Response: We have amended the risk factor to clarify that Mr. Zhu and Zan Wu, who was engaged as our Chief Financial Officer (“CFO”) effectively on June 1, 2014, as well as all of our director nominees, are Chinese nationals and do not have any assets in the United States, as follows on page 18:

Certain judgments obtained against us by our shareholders may not be enforceable.

20

We are a Cayman Islands company and all of the assets of our consolidated affiliated entities are located outside of the United States.  All such assets and our operations are conducted, and all of our revenue has been generated through sales, in China.  In addition, both Yulong Zhu, our chief executive officer and sole director, and Zan Wu, our chief financial officer, as well as all of our director nominees, are nationals and residents of China, and do not have any of their assets in the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the assets of our consolidated affiliated entities or the assets of Messrs. Zhu and Wu or any of our director nominees.  There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.  Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.  For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities” section in this prospectus.

We have no specific business plan for the net proceeds from this offering … page 19

43.	Please clarify your reference here to consolidated affiliated entities outside China, and overseas suppliers. We note your statements elsewhere that all of your operations are in Pingdingshan, and that you do not refer to any consolidated affiliated entities other than those in Pingdingshan.

Response: We have deleted the references to consolidated affiliated entities outside China and overseas suppliers, as follows on page 18:

Our management will have significant flexibility in using the net proceeds of this offering, and may not use the proceeds appropriately.

We intend to use a portion of the net proceeds from this offering for general corporate purposes, which may include funding our research and development activities, or acquiring or investing in products and technologies that we believe will complement our business.  Therefore, our management will have significant flexibility in applying a portion of the net proceeds we receive from this offering.  The net proceeds could be applied in ways that do not improve our operating results.  You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

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Our articles of association contain anti-takeover provisions that could adversely … page 19

44.	We note that you refer to having a staggered board here. In addition to currently having only one director, you state on page 59 that after this offering each of your five directors will stand for election every year. Please revise.

Response: We have deleted the references to staggered board.

We are a foreign private issuer within the meaning of the rules under the Securities … page 20

45.	Please revise your disclosure in the final paragraph on page 20 to clarify that you will give at least one complete year’s worth of reports on the same forms that an American domestic company would use before you elect to file reports on Forms 20-F and 6-K.

Response: We have revised the last paragraph as follows on page 19:

We currently intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K similar to U.S. domestic reporting companies and disclose the information required to be disclosed in those reports.  However, we may elect in the future to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer, but in no event sooner than after reporting on the forms for U.S. domestic reporting companies for at least one fiscal year after this offering.  If we elected to file reports as a foreign private issuer, our shareholders may not have access to certain information they may deem important.

We are an “emerging growth company,” and may elect to comply with reduced … page 21

46.	Please revise your disclosure under this heading to reflect your status as a foreign private issuer, as well as a smaller reporting company. For example, we note that foreign private issuers may not use proxy statements. In addition, please discuss all of the manners in which you may lose your status as an emerging growth company under this heading. Please refer to no-action letter 1992 SEC No-Act. LEXIS 342 for further guidance.

Response: We have revised the risk factor as follows on page 20:

We are an “emerging growth company,” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, as well as a smaller reporting company, which could make our ordinary shares less attractive to investors.

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In addition to being a foreign private issuer, we are also an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  We could be an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

 Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company.  For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.  We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions.  If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Being a public company will increase our costs, which could adversely affect … page 21

47.	Please clarify your reference to conflict minerals here. We note your disclosure on page 50 that all of your suppliers are based in Pingdingshan, and that your business does not include precious minerals.

Response: We have deleted the references to conflict minerals from the first paragraph of the risk factor on page 20.

We do not currently intend to pay dividends on our ordinary shares, page 23

48.	Please reconcile your disclosure under “Dividends distribution, page F-28,” with your disclosure here that you have never declared or paid dividends.

23

Response: We respectfully note that the dividends distribution discussed on page F-28 refers to dividends made by Yulong Bricks and Yulong Concrete, which dividends are distinguished from dividend on Yulong’s ordinary shares as discussed in the risk factor. Yulong has never declared or paid dividends with respect to its ordinary shares, and we have revised to clarify as follows:

Yulong has never declared or paid any cash dividends on its ordinary shares and does not currently intend to do so for the foreseeable future.  We currently intend to invest our future earnings, if any, to fund our growth.  Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value.  There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

We may be classified as a passive foreign investment company, page 23

49.	Here or under “Passive Foreign Investment Company, page 76,” please include discussion of any risk that you may be considered a PFIC if there was an adverse PRC determination related to your business structure, capitalization, or contractual relationships with your PRC subsidiaries.

Response: We have included the following discussion under “Passive Foreign Investment Company” on page 77:

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of these entities for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

Investors in this offering will pay a much higher price that the book value of our … page 23

50.	We note your reference to having issued preferred shares that are convertible into your common stock. You do not disclose any sale of preferred shares on page II-1, nor is preferred stock mentioned in the discussion of your authorized share capital on page 65. Please revise.

Response: We have deleted the reference to preferred shares.

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Special Note on Forward-Looking Statements, page 24

51.	Please clarify your statement, “[t]he forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus.” If the statements are forward-looking, they necessarily relate to events subsequent to the date of this prospectus.

Response: We have deleted the statement.

Use of Proceeds, page 25

52.	You do not indicate a principal purpose for the proceeds from this offering, and indicate above and below that you may hold the proceeds as cash for an extended period of time. As you have no specific plan for the proceeds, please discuss the principal reasons for the offering. Please see Item 504 of Regulation S-K.

Response: We have revised to clarify that the proceeds from the offering will be used to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate, as reflected on pages 4 and 24.

53.	Please disclose whether you have satisfied applicable government registration and approval requirements necessary to provide loans to your PRC affiliated entities. If you do not have these approvals, please describe the process, including its timing.

Response: We have been advised that Allbright that loans in RMB from Yulong WFOE to our consolidated affiliated entities will not require governmental registration or approval, and have revised to clarify that such registration and approval are required only with respect to our loan or capital investment in Yulong WFOE, which we intend to commence immediately after the completion of the offering. The foregoing revision is reflected in the second to last paragraph of this section as follows:

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to Yulong WFOE only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements.  See “Business—Regulations—Regulations on Foreign Exchange” for a description of the registration process. We intend to commence such registration immediately after the completion of this offering, but we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We respectfully note that the process and timing for the approval is described under “Regulations on Foreign Exchange” on page 54, and have included a reference to such section in the above paragraph.

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Determination of the Offering Price, page 25

54.	Your statement that the price of the common stock offered in this offering is arbitrary is contrary to the list of factors used in pricing the option listed on page 79. Please revise.

Response: We have revised the paragraph as follows on page 24:

There is no established public market for our ordinary shares.  The offering price range of between $           and $           per share was determined by us and the underwriter.  We believe that this price reflects the appropriate price that a potential investor would be willing to pay for a share of our ordinary shares at this stage of our development, and taking into consideration our results of operations in recent periods, prevailing market conditions, the market capitalizations and stages of development of other companies that we and the underwriter believe to be comparable to our business, and estimates of our business potential.  The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

Selected Financial Data, page 28

55.	We note that you made a $23 million dividend distribution to shareholders of variable interest entities during fiscal year 2013. Please include pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution in excess of the current year’s earnings. Please include your calculation as a footnote. Please refer to SAB Topic 1:B.3 for guidance.

Response: We will amend the Registration Statement to supplement the disclosures responsive to this comment when the size and pricing information for this offering is determined.

Management’s Discussion and Analysis of Financial Condition and Results of … page 29

56.	As discussed throughout the filing, we note that you are a holding company and your primary business operations are conducted through your consolidated affiliated entities, which are variable interest entities that you control via contractual arrangements. Please expand MD&A to discuss the risks and uncertainties surrounding management’s ability to control these entities via the contractual arrangements. This discussion should describe the cash flows and their forms (e.g., royalties, management fees) and the restrictions, if any, as they move through your various subsidiaries up to Yulong Eco-Materials.

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Response: We have revised to include the following paragraph on page 28:

We do not have any equity interest in our VIEs, although we have been and are expected to continue to be dependent on our VIEs to operate our business. Instead, we control these entities through a series of contractual arrangements among Yulong WFOE, our VIEs and their shareholders. For a detailed description of the contractual arrangements, see “Business – Our Corporate History and Structure – Contractual Arrangements.” While we believe that we have substantial control over our VIEs and their shareholders through the contractual arrangements, such control may not be as effective as direct ownership. Our VIEs and their shareholders may breach their obligations to us under the contractual arrangements, especially if they have a conflict of interest with us. In addition, the PRC government may determine that the contractual arrangements do not comply with applicable PRC regulations. For a detailed description of the risks associated with our corporate structure and the contractual arrangements, see “Risk Factors—Risks Related to Our Corporate Structure.” Through the contractual arrangements, each VIE pays a service fee in an amount equal to its net profit each fiscal quarter to Yulong WFOE.  Such fee can be remitted to us as dividend by Yulong WFOE to Yulong HK, then to Yulong BVI, and finally us. Yulong WFOE, however, cannot distribute any dividend until it has first set aside from its accumulated after-tax profits an amount equal to 50% of its registered capital to fund certain statutory reserves. See “Risk Factors—Risks Related to Our Corporate Structure–We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have.  Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Results of Operations, page 29

57.	Please thoroughly revise your disclosure to quantify the impacts of the various factoring the line items discussed here. Please ensure that you make apparent the magnitude of the impact of these factors in the periods discussed, rather than over the course of several periods. For example, on page 30 you discuss an increase in brick sales from March 2012 to December 2012 due to the shutdown of many of your smaller competitors, but do not indicate the impact of this increase in volume on fiscal 2012 as compared to fiscal 2013.

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Response: We have revised our disclosure on page 29 to indicate the impact of this increase in sales volume on fiscal 2012 as compared to fiscal 2013 as follows:

The sales volume for bricks increased for the fiscal year ended June 30, 2013 as compared to the same period in 2012.  One reason was our decision in October 2011 to lower our price, which we did through December 2012 (the first half of fiscal 2013), as compared to some of the newer and smaller brick plants that opened up around Pingdingshan in order to compete against them.  Doing so exposed our bricks and their quality to more customers, thereby yielding more sales year over year.  In addition, commencing in March 2012, the local government made concerted efforts to regulate the quality of construction materials by cracking down on shoddy manufacturing practices. As a result, many local brick makers found to produce sub-standard bricks were forced to close down, which allowed us to pick up most of their market shares, as reflected especially in our sales volume from March 2012 to December 2012, with sales volume for the first half of fiscal 2013 an increase of approximately 80,000 m3, or 37.8%, from the same period of fiscal 2012.  Once all of the noncompliant plants are taken offline, however, we do not expect any sudden and/or significant shift in market shares among us and the other remaining brick producers.

On the other hand, at the beginning of calendar year 2013, the Chinese central government announced the adoption and implementation of a national energy conservation policy, which we refer to as the New Energy Policy, which imposes production limits on some of our raw materials in order to control pollution generated by their production.  The production limits created both shortage and price increase of the affected raw materials, such as quicklime.   Although we could have overcome the shortage by paying prevailing market prices (or higher) to our suppliers as well as other suppliers locally and outside of Pingdingshan, we chose not to do so. One concern was the uncertainty with the quality of raw materials from other suppliers and the potential harm to our reputation. Another concern was how much of the higher raw material costs we would be able to pass along to customers. Thus, we did not take advantage of the market shares that we gained.  Additionally, there were no significant sales to new customers during the periods. As a result, our sales volume for the second half of fiscal 2013 decreased by approximately 45,000 m3, or 17.4%, from the same period in fiscal 2012. We used the shortage, however, as well as market recognition of the quality of our bricks, to raise our price.  We adjusted our unit average selling price by approximately 14.6% in the fiscal year ended June 30, 2013 as compared to the same period in 2012. We expect that the impacts of the New Energy Policy on our business will be ongoing until the widening pollution problems facing China can be better managed or contained on a national level.

58.	Please ensure your disclosure makes clear whether the effects of the events that you have disclosed as impacting your operations, liquidity, and capital resources, will be ongoing and continuing to affect your business. For example, we note that it unclear whether your company is still experiencing impacts from, and may continue to experience, impacts from: shutdown of competitors in the brick space; the new energy policy; the declines in your G&A costs discussed on page 33; or, with regard to your capital resources, the series of related party transactions on pages 35 and 36.

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Response: We have revised our disclosures accordingly to identify events that will or will not be ongoing and/or continue to affect our business.

59.	Please ensure that you fully discuss and trends or uncertainties that management believes may affect your results of operations. We note your references to projected growth in demand, but the basis for this expectation is not discussed. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: We have revised to include the following second paragraph under “Results of Operations” on page 28:

On a macro level, management has observed the following trends and uncertainties, which we believe may have a direct impact on our operations in the near future: (1) planned construction of new (mostly government) buildings in the new district of Pingdingshan driving demand for construction materials; (2) the national energy conservation policy, described below as the New Energy Policy, since the beginning of calendar year 2013 continuing to impact our suppliers and drive up raw material costs; (3) government efforts to control the residential real estate market (such as limiting the number of properties that may be purchased, capping mortgage loan amounts, imposing a floor or ceiling on housing prices, or promoting urbanization) having significant impact on the demand for construction materials; and (4) our planned operations under Yulong Renewable is encouraged by the local government, which may translate into tangible benefits such as tax reduction, although there can be no assurance of this.

60.	Please revise your disclosure here to indicate what portion of your sales for the periods discussed was completed by use the third-party manufacturing facilities discussed on page 48 and 50. Please also revise your Business section as appropriate to clarify whether your workers use these third-party facilities to produce bricks and cement, or if you purchase finished products from these third-parties.

Response: We have revised our disclosures on page 31 to indicate the portions of our sales from third-party produced bricks and concrete during fiscal 2013 and 2012 as follow:

We also use third-party manufacturers generally when orders exceed our production capacities. Such was the case in fiscal 2012 for both bricks and concrete, and for concrete in fiscal 2013. Such third-party manufacturers produce bricks and concrete with their employees and equipment using our pre-formulated raw material blends and under our supervision, and allow us to stage the finished products (in the case of bricks) onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of finished product. Because the fee is not materially different than our overhead and direct labor costs to produce a cubic meter of brick or concrete on our own, our arrangements with these manufacturers historically have not materially affected our cost of revenue and resulting gross profit.

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In fiscal 2013 and 2012, approximately 27.3% and 25.3% of the bricks, and approximately 46.6% and 35.4% of the concrete we sold, respectively, were produced under such arrangements.

We have also included such information in the cost of revenue discussion for the nine-months ended March 31, 2014 and 2013 on page 31 as follows:

For the nine months ended March 31, 2014 and 2013, approximately 27.6% and 28.6% of our bricks, and approximately 38.1% and 46.8% of our concrete, respectively, we sold during such periods were produced for us by third-party manufacturers.

We have revised our disclosure on page 47 as follows, to clarify that the third-manufacturers use their own employees, and that we pay a fee for every cubic meter of finished bricks:

We currently produce 13 standard sizes of bricks, ranging from 0.012 to 0.054 m3.  Our bricks are primarily used in industrial, commercial and residential construction for foundation and structural walls.  We also produce custom-size bricks to order, although their productions have historically not been significant at less than 1% of the bricks produced.  We generally operate our plant on two shifts of eight hours each, with some overtime operation as deemed necessary during the year.  In addition, only three production lines were operational at any one time during fiscal 2013 due to maintenance and repairs.

We also have arrangements with selected third-party manufacturers to produce on our behalf, usually when orders exceed our production.  Such was the case in fiscal 2012. Under such arrangements, these manufacturers use their employees and equipment to produce bricks using our pre-formulated raw material blends that we provide and under our supervision, and allow us to stage the finished products onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of bricks that they produce for us.  In fiscal 2013 and for the nine months ended March 31, 2014, approximately 138,425 m3 and 89,837 m3 of bricks were produced under such arrangements, although orders did not exceed our production during such periods. Instead, we used manufacturers that are affiliated with some of our suppliers at their request. Our suppliers are generally the largest suppliers locally and many of them are state-owned enterprises. As such, it may be difficult to replace them with another local supplier in terms of the quantity and quality of their raw materials and their pricing. We have agreed to these suppliers’ requests to use their affiliates in order to maintain good relationships and to ensure that we can access sufficient raw materials as necessary. Approximately 27.3% of our bricks sold in fiscal 2013 were produced under such arrangements.

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We have similarly revised our disclosure on page 49 regarding concrete production as follows:

We generally operate our plant on two shift(s) of eight hours each, with some overtime operation as deemed necessary during the year.  We also have arrangements with selected third-party manufacturers to make concrete for us with their employees and equipment usually when demand exceeds our production, which was the case in both fiscal 2012 and 2013. Our arrangements with these manufacturers are identical to those we have with selected third-party brick manufacturers described earlier.  In fiscal 2013 and for the nine months ended March 31, 2014, approximately 310,618 m3 and 190,515 m3 of concrete were produced for us under such arrangement. Approximately 46.6% of our concrete sold in fiscal 2013 was produced under such arrangement.

61.	For both your annual and interim periods, please revise your results of operations to address the following:

•	Provide a discussion of the translation effects of changes in the value of the Renminbi against the U.S. dollar;

Response: We have added the following discussion regarding currency translation effects on page 33:

Foreign Currency Translation Adjustment

Foreign currency translation adjustment increased to $661,344 for the year ended June 30, 2013, from $545,224 for the same period last year. Such increase was mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of Yulong WFOE and our VIEs) and $ (our reporting currency) during these periods.

Foreign currency translation adjustment decreased to $49,230 for the nine months ended March 31, 2014, from $296,480 for the same period last year, as a result of fluctuating foreign exchange rates during these periods.

•	You indicate on page 46 that you currently command approximately 50% of the brick market and 30% of the concrete market. Please advise whether your market share during fiscal years 2013 and 2012 were different and, if so, address the impact such changes had on your revenues for each period presented; and

Response: The difference in market shares for fiscal 2013 and 2012 was slight, and as such had little impact on our revenue. We commanded approximately 51% of the brick market and 30% of the concrete market in fiscal 2013, as compared to 49% of the brick market and 29% of the concrete market in fiscal 2012. We have amended our disclosure on page 45 to include such information.

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•	You also indicate on page 46 that despite producing both bricks and concrete at capacity in recent years, orders consistently outpaced supplies each year and forced you to outsource production. We further note as disclosed on pages 48 and 50 that you pay selected third-party manufacturers a fee for amounts produced and that 25% and 43% of your brick and concrete were produced in fiscal 2013 under such arrangements. To the extent that the cost of outsourcing bricks and concrete materially impacted your cost of revenues and resulting gross profit, please revise your discussion to address your outsourcing costs accordingly.

Response: We have revised our disclosure on page 31 as follows to clarify that the cost of outsourcing has historically not impacted our cost of revenues as follows:

We also use third-party manufacturers generally when orders exceed our production capacities. Such was the case in fiscal 2012 for both bricks and concrete, and for concrete in fiscal 2013. Such third-party manufacturers produce bricks and concrete with their employees and equipment using our pre-formulated raw material blends and under our supervision, and allow us to stage the finished products (in the case of bricks) onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of finished product. Because the fee is not materially different than our overhead and direct labor costs to produce a cubic meter of brick or concrete on our own, our arrangements with these manufacturers historically have not materially affected our cost of revenue and resulting gross profit.

Revenue, page 29

62.	We note your statement that the increase in sales in fiscal 2013 over fiscal 2012 was, in part, due to the decision to lower your prices in 2011. Please clarify, as 2011 predated 2013 and the lower prices would have been in effect through fiscal 2012, and your disclosure elsewhere indicates that prices were higher in fiscal 2013 than in fiscal 2012.

Response: We have revised to clarify that the lowered prices were in effect through December 2012 (the first half of fiscal 2013), as reflected on page 29.

63.	Please clarify the manner in which the new energy policy created a shortage of quicklime, whether quicklime was available from sources outside Pingdingshan, and why, if your company was unable to meet demand, it did not contract out production of bricks in the manner describe on page 48. We note your statement on page 50 that you buy from several suppliers and may replace them, if required, without material difficulties.

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Response: We have revised to clarify how the New Energy Policy created quicklime shortage and why we did not use other suppliers, as follows on page 29:

On the other hand, at the beginning of calendar year 2013, the Chinese central government announced the adoption and implementation of a national energy conservation policy, which we refer to as the New Energy Policy, which imposes production limits on some of our raw materials in order to control pollution generated by their production.  The production limits created both shortage and price increase of the affected raw materials, such as quicklime.   Although we could have overcome the shortage by paying prevailing market prices (or higher) to our suppliers as well as other suppliers locally and outside of Pingdingshan, we chose not to do so. One concern was the uncertainty with the quality of raw materials from other suppliers and the potential harm to our reputation. Another concern was how much of the higher raw material costs we would be able to pass along to customers. Thus, we did not take advantage of the market shares that we gained.  Additionally, there were no significant sales to new customers during the periods. As a result, our sales volume for the second half of fiscal 2013 decreased by approximately 45,000 m3, or 17.4%, from the same period in fiscal 2012. We used the shortage, however, as well as market recognition of the quality of our bricks, to raise our price.  We adjusted our unit average selling price by approximately 14.6% in the fiscal year ended June 30, 2013 as compared to the same period in 2012. We expect that the impacts of the New Energy Policy on our business will be ongoing until the widening pollution problems facing China can be better managed or contained on a national level.

We have also clarified when we use third-party manufacturers and the difficulty of replacing our current suppliers as follows on page 47:

We also have arrangements with selected third-party manufacturers to produce on our behalf, usually when orders exceed our production.  Such was the case in fiscal 2012. Under such arrangements, these manufacturers use their employees and equipment to produce bricks using our pre-formulated raw material blends that we provide and under our supervision, and allow us to stage the finished products onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of bricks that they produce for us.  In fiscal 2013 and for the nine months ended March 31, 2014, approximately 138,425 m3 and 89,837 m3 of bricks were produced under such arrangements, although orders did not exceed our production during such periods. Instead, we used manufacturers that are affiliated with some of our suppliers at their request. Our suppliers are generally the largest suppliers locally and many of them are state-owned enterprises. As such, it may be difficult to replace them with another local supplier in terms of the quantity and quality of their raw materials and their pricing. We have agreed to these suppliers’ requests to use their affiliates in order to maintain good relationships and to ensure that we can access sufficient raw materials as necessary. Approximately 27.3% of our bricks sold in fiscal 2013 were produced under such arrangements.

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Gross Profit, page 32

64.	Please expand your disclosure here to discuss in greater detail the relationship between the prices you charge for your products and your raw material costs, particularly in light of the fixed costs you refer to in your risk factors.

Response: We have amended our discussion the gross margin of bricks and concrete on page 31 as follows:

Gross profit attributable to bricks was $7,958,281, an increase of $1,882,278 or 31.0%, from $6,076,003 a year ago. Gross profit margin was 57.0%, an increase of 3.3%, from 53.7% a year ago.  Such increase was mainly due to the 14.6% increase in average unit selling price which exceeded the 6.3% increase in average unit cost of raw materials.  While the higher raw material costs from the shortage created by the New Energy Policy were passed along to our customers, we also raised our price partly based on the quality of our bricks and the recognition that such quality garners.

Gross profit attributable to concrete was $7,738,683, an increase of $1,065,694 or 16.0%, from $6,672,989 a year ago.  Gross profit margin was 27.1%, a decrease of 2.1%, from 29.2% a year ago.  Such decrease was mainly due to the 5.8% increase in average unit cost for raw materials due to the New Energy Policy, not all of which was passed along to our customers. Instead, we only raised our price by 2.9% from a year ago to stay competitive with prevailing market prices.

Provision for Income Taxes, page 33

65.	You state that you cannot realize deferred tax assets for your G&A expenses because you are not subject income taxes under Cayman Islands laws. Please clarify whether these expenses were incurred at the Cayman Islands holding company level, or at the Yulong WFOE level.

Response: We have revised to clarify that the expenses were incurred at the Cayman Islands holding company level, as reflected on page 32.

Liquidity and Capital Resources, page 34

66.	We note, as indicated in your risk factors on page 11 and page F-28 of your consolidated financial statements, the restrictions under PRC law which limits Yulong WFOE and the VIEs’ ability to transfer their net assets to the Company. Please expand your liquidity section to discuss this ownership structure and the limitations it may have on your liquidity and ability to pay dividends.

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Response: We have revised to include the following paragraph on page 35:

Holding Company Structure

Yulong is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated affiliated entities in China. As a result, Yulong’s ability to pay dividends depends upon dividends paid by Yulong WFOE. If Yulong WFOE incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, Yulong WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Yulong WFOE and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Yulong WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of March 31, 2014, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB 143.3 million ($21.9 million). Yulong WFOE has never paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

67.	Please revise to provide a discussion of your expected cash needs, including a discussion of: i) specific cash needs over the next twelve months and ii) long-term liquidity as discussed in Section 501.03.a of the Codification of Financial Reporting Policies. Clarify whether any amounts are committed and/or available for further borrowing on the short term-bank loans or short-term notes payable. As part of your response, explain how you will satisfy the contractual obligations due within one year of $11.9 million as shown on page 36 with only $7.2 million cash on hand at December 31, 2013. Finally, considering your current and expected sources of liquidity available, revise your filing to address the timing of the estimated $48.9 million additional cost to complete the waste recycling and brick production plant which you indicate has an estimated completion date of May 2014.

Response: We have revised our disclosures on page 33 to specify our cash needs over the next twelve months as follows:

We will require cash of approximately $18.2 million within the next twelve months to repay outstanding short-term bank loans of approximately $8.7 million, capital lease obligations of approximately $1.5 million, approximately $2.1 million in connection with the purchase of a land use right, and approximately $5.9 million to complete the new recycling plant, the brick plant with its first production line, and the research and development center, which we estimate to complete in December 2014. As of March 31, 2014, we had cash and cash equivalent approximately $10.1 million. In addition, through June 2014, our related parties repaid approximately $6.6 million of the total amount that they owed us as of March 31, 2014. In addition, we believe that we can obtain bank loans and loans from our founder, as necessary, to meet our obligations. As a result, we believe that our current working capital is sufficient to support routine operations for the next twelve months.

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We have addressed long-term capital resources in our response to Comment 69 below.

Capital Resources, page 34

68.	You state that you have financed your daily operations through cash flow from operations and bank loans. It appears that there have also been extensive financing transactions involving your founder and his affiliates. Please revise.

Response: We have revised the first paragraph under “Capital Resources” on page 33 as follows:

To date, we have financed our daily operations primarily through cash flow from operations, and capital investment in the construction of our new recycling plant, brick plant (including its first production line) and research and development center primarily through cash flow from operations, and financial support from our founder, including through some of his relatives and another company that he owns.

69.	Please reconcile your statement that you may fund construction through your working capital with your statement that your current working capital will be sufficient only if the costs of construction are excluded. Clarify also whether the offering proceeds will be used for plant construction, and the manner in which you may receive financial support from the shareholders of your consolidated affiliated entities. Finally, please clarify at what level of your corporate structure the possible sale of equity referred to here may occur.

Response: We have revised the third paragraph under “Capital Resources” on page 33 as follows:

We intend to use the net proceeds from this offering to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate when completed. If the net proceeds are not sufficient, or if offering is delayed or cannot be completed for any reason, however, we may take the following actions: (1) enter into new, or refinance existing, short- and/or long-term bank loans; (2) continue to obtain loans and other forms of financial support from our founder; and/or (3) raise capital through the sale of additional Yulong equity after this initial public offering (assuming that we are able to complete the offering). We cannot assure you that financing will be available in the amounts we require or on terms acceptable to us, if at all.  The sale of additional equity, including convertible debt securities, would dilute the interests of our current shareholders.  The incurrence of debt could result in operating and financial covenants that could restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may be adversely affected.

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Cash Flows, page 35

70.	Please revise your disclosure under this heading to ensure that the disclosure regarding transactions with related parties that you discuss here correlate with the transactions that you disclose on page 63 and in the notes to your financial statements. Please also clarify with which entities you engaged in the financing and investing transactions discussed here.

Response: We have revised our disclosures under “Net Cash Used in Investing Activities” and “Net Cash Provided by (Used in) Financing Activities” as follows on pages 34 and 35:

Net Cash Used in Investing Activities

For the year ended June 30, 2013, we made prepayments of approximately $13.8 million for construction-in-progress relating to our new recycling and brick plants.  We also provided loans of approximately $2.0 million to Henan Juhe Industrial Co., Ltd. (“Juhe Industrial”), a company owned by our founder, and Guangjian Zhu, a relative of our founder.

For the year ended June 30, 2012, we made prepayments of approximately $14.0 million for construction-in-progress relating to our new recycling and brick plants.  We also provided loans totaling approximately $3.7 million to Juhe Industrial, Mr. Zhu and two other relatives of our founder, Hu Zhu and Yingtao Miao.

For the nine months ended March 31, 2014, we also provided loans of approximately $4.0 million to Juhe Industrial.

For the nine months ended March 31, 2013, we made construction prepayments of approximately $10.3 million relating to our new recycling and brick plants. In addition, during the nine-month period in 2013, we had approximately $1.5 million loan repayment from our founder and Juhe Industrial.

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Net Cash Provided by (Used in) Financing Activities

For the year ended June 30, 2013, net cash provided by financing activities reflected mainly proceeds from (a) $7.4 million in cash from our founder and his nephew, Lei Zhu, (b) $9.0 million in bank loans, (c) $9.2 million in bank loan repayments as they became due, (d) $1.6 million from notes payable, (e) $3.3 million notes payable payments as they became due, and  (f) $0.9 million released from restricted cash due to the change in notes payable balance.

For the year ended June 30, 2012, net cash provided by financing activities reflected mainly proceeds from (a) $9.5 million in cash for capital contribution by shareholders of one of our consolidated affiliated entities, who are holding their respective equity interests and made such contribution on behalf of our founder, (b) $3.9 million in bank loans, (c) $4.1 million in bank loan repayments as they became due, (d) $1.7 million from notes payable, and (e)  $0.9 million added to restricted cash due to the change in notes payable balance.

For the nine months ended March 31, 2014, net cash provided by financing activities reflected mainly proceeds from (a) $4.0 million in bank loans, (b) $4.4 million in bank loan repayments as they became due, (c) $1.6 million from notes payable, (d) $1.6 million note payable repayments as they became due, and (e) $3.1 million in cash proceeds from Yulong Zhu, our founder, for daily operation supporting.

For the nine months ended March 31, 2013, net cash used in financing activities reflected mainly from (a) $4.1 million in bank loan repayments as they became due, (b) $2.4 million in bank loans, (c) $1.6 million from notes payable, and (d) $1.7 million in notes payable payments as they became due.

71.	Please revise your discussion of cash flows on page 35 to explain the reason(s) for the significant increase in net accounts receivable from June 30, 2013 to December 31, 2013. Please address whether a discussion of days sales outstanding would be relevant to a reader of your financial statements. Please also address the significant increase in accounts payable from June 30, 2013 to December 31, 2013, particularly in light of the slight decrease in your inventory for the same period. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response: We have addressed the comment in our discussion of net cash flow for operating activities for the nine months ended March 31, 2014 on page 34 as follows:

Net cash provided by operating activities totaled approximately $6.2 million for the nine months ended March 31, 2014, and was primarily attributable to $7.5 million of net income, $1.0 million in non-cash adjustments for depreciation expense, cash inflow of $0.4 million in accounts payable from slower payments to our vendors necessitated by slower collection of accounts receivable, $0.4 million in customer deposits, $0.2 million other payable, and $0.3 million in other receivable, which were offset by cash outflow of $3.0 million in accounts receivable due to slower collection when we extended credit terms from approximately 30 days to 45 days for customers with long-term relationships, $0.4 million in inventory, and $0.2 million in advances to suppliers.

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Net Cash Provided by (Used In) Financing Activities, page 35

72.	Please clarify the manner in which you received the funds from your founder, his affiliates, and shareholders of your consolidated affiliated entities referred to here. Please also reconcile this disclosure with your statement on page 41 that all of the consolidated affiliated elements have been solely capitalized by your founder.

Response: We have revised our disclosure on pages 34 and 35 as follows to clarify that we received the funds in cash, and that the shareholders of our consolidated affiliated entities made capital contributions on behalf of our founder:

For the year ended June 30, 2013, net cash provided by financing activities reflected mainly proceeds from (a) $7.4 million in cash from our founder and his nephew, Lei Zhu, (b) $9.0 million in bank loans, (c) $9.2 million in bank loan repayments as they became due, (d) $1.6 million from notes payable, (e) $3.3 million notes payable payments as they became due, and  (f) $0.9 million released from restricted cash due to the change in notes payable balance.

For the year ended June 30, 2012, net cash provided by financing activities reflected mainly (a) $9.5 million in cash for capital contribution by shareholders of one of our consolidated affiliated entities, who are holding their respective equity interests and made such contribution on behalf of our founder, (b) $3.9 million in bank loans, (c) $4.1 million in bank loan repayments as they became due, (d) $1.7 million from notes payable, and (e)  $0.9 million added to restricted cash due to the change in notes payable balance.

Contractual Obligations, page 36

73.	Please advise why neither the costs of completing your factories and the research and development center discussed on page 46, nor the costs of the land use rights discussed on page 57, are included here.

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Response: We have revised the contractual obligations table on page 35 as follows to include the costs of completing our construction-in-progress and the costs of the land use right:

As of March 31, 2014, the annual future minimum payments under certain of our contractual obligations were:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	More than 2 years
Construction-in-progress(1)	$12,653,783	$5,869,643	$6,784,140	$-
Land use right (2)	2,091,820	2,091,820	-	-
Short term loan-bank	8,764,200	8,764,200	-	$-
Capital lease obligations	1,553,831	1,455,098	98,733	-
Total	$25,063,634	$18,180,761	$6,882,873	$-

(1)	For the new recycling plant, brick plant, and research and development center.
(2)	For the land underlying the new recycling plant, brick plant and research and development center.

Critical Accounting Policies, page 36

74.	Please identify consolidation as a critical accounting policy to provide investors with a comprehensive understanding of management’s judgments as to how the contractual arrangements allow for consolidation despite apparent control prohibitions.

Response: We have revised to include the following discussions of “Principles of Consolidation” and “Variable Interest Entities” on page 36:

Principles of consolidation

Our consolidated financial statements include the accounts of Yulong, its subsidiaries, and our VIEs. All significant intercompany transactions and balances between Yulong, its subsidiaries and our VIEs are eliminated upon consolidation. Since Yulong WFOE and our VIEs are under common control, the contractual arrangements among Yulong WFOE, our VIEs and their shareholders have been accounted for as a reorganization of entities, and the consolidation of our VIEs through the contractual arrangements has been accounted for at historical cost and prepared on the basis as if these agreements became effective as of the beginning of the first period presented in our consolidated financial statements.

Variable interest entities

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE. Yulong WFOE is deemed to have a controlling financial interest in and be the primary beneficiary of each Yulong Group company because it has both of the following characteristics:

(1)	The power to direct activities at each Yulong Group company that most significantly impact such entity’s economic performance, and

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(2)	The obligation to absorb losses of, and the right to receive benefits from, each Yulong Group company that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Yulong Group, each Yulong Group company pays service fees equal to all of its net profit after tax payments to Yulong WFOE. At the same time, Yulong WFOE is obligated to absorb all of their losses. Such contractual arrangements are designed so that the Yulong Group companies operate for the benefit of Yulong WFOE and ultimately, us.

Accordingly, the accounts of the Yulong Group companies are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

Business, page 39

Our Corporate History and Structure, page 39

75.	Make clear here or under “Regulations on Offshore Investments by PRC Residents, page 55,” whether your PRC shareholders have registered with SAFE as referenced under “Yulong WFOE, page 40.” Additionally, discuss whether thee equity pledge agreements have been submitted for registration as referenced under “Equity Pledge Agreements, page 44.”

Response: We have revised our disclosures on page 39 as follows to clarify that the shareholders of Yulong BVI registered with SAFE in May 2011 in connection with the formation of Yulong BVI, but have not updated such registration in connection with the share exchange agreement between Yulong Cayman and Yulong BVI:

Under current Chinese laws and regulations, we believe that the VIE Agreements are not subject to any government approval.  The shareholders of Yulong Group were required to register with SAFE when they established Yulong BVI, and have obtained such SAFE registration in May 2011. They were also required to update such SAFE registration when we issued ordinary shares to them in connection with the Exchange Agreement, although such SAFE update has not been completed as of the date of this prospectus.  These shareholders are also required to register their equity pledge arrangement as set forth in the Equity Pledge Agreement with Yulong WFOE (see “Contractual Arrangements” below). Otherwise, we do not need to obtain any approval from China’s Ministry of Commerce, or MOFCOM, China Securities Regulatory Commission, or CSRC, or other authority prior to publicly listing our ordinary shares in the United States.  For a discussion of the risks and uncertainties relating to our corporate structure with respect to the VIE Agreements, see “Risk Factors” beginning on page 6.

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We have also clarified in the above disclosure as well as on page 43 that the pledged equity interests under the equity pledge agreements have not been registered.

Yulong Group, page 40

76.	Please discuss the purpose of the Silent Shareholder Investment Agreement and in particular the reason for the other shareholders holding their respective equity interests on behalf of your founder. Explain any impact this agreement has on the rights of investors in this offering. Please also explain what rights the investors in this offering have in the revenue generated by the Yulong Group companies as well as their interests in each company’s assets.

Response: We have revised our disclosure under the third paragraph of page 40 as follows:

Since inception, all four companies have been solely capitalized by our founder, with the other shareholders holding their respective equity interests on behalf of our founder.  Our founder believes that such arrangements are necessary to retain some measure of privacy locally. The other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by our founder.  Additionally, the other shareholders may not transfer their equity interests without our founder’s written consent.  These arrangements are established through a Silent Shareholder Investment Agreement, or Investment Agreement, between our founder and the other shareholders.  The Investment Agreement was entered into in July 2009 with respect to Yulong Transport, in September 2012 with respect to Yulong Concrete, in March 2013 with respect to Yulong Bricks, and in August 2013 with respect to Yulong Renewable. As its purpose is to govern the relationships between our founder and other shareholders of our consolidated affiliated entities, the Investment Agreement will have no effect on the rights of the investors in this offering, including rights to the revenue generated by our consolidated affiliated entities or interests in their assets. Such rights and interests will instead be dependent on the contractual arrangements through which we control our consolidated affiliated entities, and the exercise and enforcement of our rights under such contractual arrangements. See “Contractual Arrangements” below.

Contractual Arrangements, page 43

77.	We note that you believe you have substantial control over your consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable you to continue to operate your business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable you to continue to operate your business in China legally. Please disclose whether you anticipate any changes to PRC law impacting your ability to carry out your business.

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Response: We have revised our disclosures by including the following sentence:

While we currently do not anticipate any changes to PRC laws in the near future that may impact our ability to carry out our business in China, no assurances can be made in this regard. See “Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Exclusive Consulting and Operating Agreements, page 43

78.	You state on page 43 that each of Yulong Concrete and Yulong Bricks has previously declared a dividend rather than paying under the consulting agreement with Yulong WFOE. Please advise whether Mr. Zhu received those dividends, or the other shareholders in your consolidated affiliated entities acting on his behalf. We note that Yulong WFOE allowed such distributions on a one-time basis, and will not permit any other distributions by any other Yulong Group company in the future. Please disclose what would prevent other such distributions.

Response: We have revised our disclosure on page 42 as follows to clarify that the dividends were used to pay for construction of our new plants and research and development center, and to disclose that future distributions are not permitted under the terms of the agreement:

Each Yulong Group company agrees to pay a service fee in an amount equal to its net profit each fiscal quarter to Yulong WFOE, payable upon request in RMB and without setoff into an account specified by Yulong WFOE.  In September 2012, Yulong Concrete declared RMB 73,190,929, and in February 2013, Yulong Bricks declared RMB 71,653,793, as dividends to their shareholders in lieu of paying the service fees to Yulong WFOE.  Instead of distribution, the dividends were used to pay for construction of the new brick plant, construction waste recycling plant, and research and development center. While Yulong WFOE allowed such dividends on a one-time basis, no other dividend by any other Yulong Group company will be permitted in the future under the terms of this agreement.

79.	You refer in the second bullet point on page 44 a Yulong Group Company having an undeclared net profit “as of the date of this agreement.” Please clarify what date you are referring to. Please also clarify whether Yulong WFOE is maintaining reserves to cover losses on the part of the consolidated affiliated entities.

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Response: We have revised the first and second bullet points on page 43 as follows:

•	Yulong WFOE shall not be entitled to a service fee from a Yulong Group company for any fiscal quarter in which such company has net loss, and shall absorb such loss as well as pay an amount equal to such loss to such company upon request, although Yulong WFOE currently does not maintain any funds to make such payment.

•	If a Yulong Group company had undeclared net profit as of September 2, 2011, it would pay a one-time service fee to Yulong WFOE in an amount equal to such undeclared net profit, payable upon request; but if such Yulong Group company had net loss as of such date, Yulong WFOE would absorb such loss and pay such Yulong Group company a one-time amount equal to such loss, payable upon request.

Equity Pledge Agreements, page 44

80.	Please note that a pledge implies a possessory security interest; however, your references to the obligations of the shareholders of your consolidated affiliated entities under this agreement imply that Yulong WFOE is not in possession of the shares in these entities. Please revise. Please also clarify the term of this agreement, as referred to in the fourth bullet point under this heading.

Response: We respectfully note that such references are based on the actual terms of the agreement, and further note that Yulong WFOE cannot take physical possession of the pledged equity interests as they are not represented by stock certificates. We have also clarified that the term of this agreement is described in the fifth bullet point.

81.	Please disclose whether Yulong WFOE’s entitlement to collect all of the dividends or other distributions, derived from the pledged equity interests requires a default.

Response: We have revised the fourth bullet point to disclose that Yulong WFOE’s entitlement is irrespective of default, as follows:

•	While this agreement is in effect (see below), Yulong WFOE is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests, whether or not there has been a default under this agreement.

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82.	Please disclose whether this agreement has been registered with the appropriate local branch of the SAIC.

Response: In connection with Comment 75, we have revised to disclose that the pledged equity interests under this agreement have not yet been registered, although we expect to complete such registration prior to the completion of this offering, as follows:

As of the date of this prospectus, the equity interest pledge has not been registered. As such, we have been advised by our PRC counsel, Allbright Law Offices, that while Yulong WFOE may exercise its rights against the shareholders under the equity pledge agreement, such exercise of rights may not be enforceable against a third party in the absence of registration. We expect to complete the registration prior to the completion of this offering.

Option Agreements, page 44

83.	You state that the Shareholders have granted Yulong WFOE or its designated representative an option to purchase the equity in the consolidated affiliated entities. Please clarify whether this option may be exercised to transfer the equity in these entities to a person other than Yulong WFOE, and if so, please include a risk factor discussing this. Please also clarify whether the proceeds from the exercise of this option will be received by the shareholders in your consolidated affiliated entities or Mr. Zhu.

Response: We have revised the first and second bullet points (bottom of page 43 and top of page 44) as follows:

•	The shareholders have granted Yulong WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Yulong Group companies, at the lowest price then permitted by PRC law. Proceeds from exercise of the option will ultimately be received by our founder pursuant to the Investment Agreement.

•	Yulong WFOE has sole discretion as to when to exercise such options, either in part or in full, and is entitled to exercise the options for unlimited times until all of the equity interests of Yulong Group companies have been acquired, and can be freely transferred, in whole or in part, to any third party. Equity interests purchased by such third party would be held by such third party.

With respect to the risk of someone other than Yulong WFOE holding the equity interests in our consolidated affiliated entities, we respectfully note that Yulong WFOE would not act against its own interests by allowing a third party to hold such equity interests unless, after such exercise, Yulong WFOE would continue to have the control over such equity interests as it has prior to such exercise (such as through the contractual arrangements). As such, we have not included a risk factor.

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Our Business Strategy, page 46

84.	Here, or elsewhere as appropriate, please disclose the costs of completing your onsite research and development facility.

Response: We have added the cost for completing the research and development facility, approximately $1.8 million (RMB 11.15 million), on page 45.

Suppliers, page 50

85.	You state that the suppliers presented here accounted for 10% or more of your “total purchases” for fiscal 2013. Please clarify whether this refers to the amount spent on raw materials that year, by amount of raw materials purchased, or some other rubric.

Response: We have revised to clarify that the reference is to the total amount spent on supplies, as reflected on page 49.

86.	Please revise to explain why supplier(s) of fly-ash and/or quicklime do not account for 10% or more of your total purchases for fiscal 2013.

Response: With reference to our revised disclosure in response to Comment 85, we have revised to include the following explanation on page 49:

Nevertheless, we did not purchase quicklime in a sufficient quantity from any one supplier to account for 10% or more of our total spending on supplies in fiscal 2013, which is also the case with our purchase of fly-ash.

87.	Please reconcile the disclosure that you source materials locally with the disclosure regarding overseas suppliers on page 19.

Response: We have deleted the reference to overseas suppliers in response to Comment 43.

Competition, page 51

88.	Please provide supplemental support for your statement that you “achieve 45% more in profit for every cubic meter of bricks, and 18% for every cubic meter of concrete.” Please also revise the statement to make clear what this is in comparison to.

Response: We have deleted this statement.

Our Employees, page 52

89.	Please clarify whether the employees you refer to here are full time or part time. Please see Item 101(h)(4)(xii).

Response: We have revised to clarify that all of our employees are full-time employees.

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Regulations, page 52

90.	Please revise this section to include the new energy policy that you discuss in your MD&A.

Response: We have revised to include the following description on page 52:

New Energy Policy

On January 1, 2013, the State Council issued Notification for Twelfth Five Year Plan on Energy Development (the “New Energy Policy”), the basic principle of which is establishing the priority of the country as conservation, being domestically oriented, diversification, environment protection, reform in depth, technology innovation, international cooperation and improvement of the people’s livelihood. The New Energy Policy aims to control both the usage and amount of energy consumption. Total energy consumption for 2015 is set at 4 billion metric tons of coal and 6,150 billion kilowatts of electricity, and the rate of consumption per GDP is set at 16% less than that in 2010. In order to improve energy conservation, energy saving construction practices will be enforced, and green building standards, evaluation and certification will be promoted.

Regulations on Foreign Exchange, page 53

91.	Please disclose the status of any governmental approvals and clarify what would happen if such approval is not obtained or substantially delayed. Revise your corresponding risk factor as well.

Response: In connection with Comment 53, we have revised to disclose that we intend to commence such registration immediately after the completion of this offering, and to clarify the impact of such non-approval or delayed approval on our ability to timely complete the new recycling plant and brick plant for Yulong Renewable, as reflected on pages 11 and 53.

Facilities, page 56

92.	Please clarify whether the purchase prices for the land use rights discussed here have been paid, or merely agreed upon pending transfer registration.

Response: We have clarified that the land use rights under footnotes (1) and (3) have been paid in full, while we have paid $276,000 with respect to the land use right under footnote (5), as reflected on pages 55 and 56.

Management, page 58

93.	Please indicate the ages of your directors. See Item 401(a) of Regulation S-K.

Response: We have revised accordingly, as reflected on page 57.

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94.	Please revise to include the relevant officers of your consolidated affiliated entities. Please see Item 401(c) of Regulation S-K.

Response: We respectfully note that Item 401(c) of Regulation S-K requires disclosure of those who are employed by the registrant. As such, we did not disclose the relevant officers of our consolidated affiliated entities under this section in our initial submission of the Registration Statement. We have, however, revised to include them on page 58.

95.	Please revise your disclosure regarding your director and independent director appointees to indicate why they are qualified to serve as directors. Please see Item 401(e) of Regulation S-K.

Response: We have amended the biography of each director appointee accordingly on page 57.

96.	We note that here you refer to Mr. Zhu as the general manager of your consolidated affiliated entities, but above you state he serves as their president. Please revise.

Response: We have revised accordingly on page 57.

97.	Please indicate when Mr. Leibo Zhu began serving in his current positions. Please see Item 401(e) of Regulation S-K.

Response: We respectfully note that Mr. Leibo Zhu will no longer be a director appointee and as such, has deleted his biography from the Registration Statement.

Director Independence, page 59

98.	Please reconcile your disclosure that you will determine the independence of your directors with your disclosure on page 58 indicating that the independence of each of your director appointees has already been determined.

Response: We have deleted references to the independence of our director nominees on page 57, to be consistent with the disclosure on page 59 that the independence of our directors will be determined prior to the closing of the offering.

99.	Please advise as to what consideration was given to the fact that Mr. Li has been a consultant to one of your consolidated affiliated entities to four years when his independence was determined.

Response: In response to Comment 98, we have deleted the disclosure that the independence of our director appointees has already been determined. We respectfully note, however, that when Mr. Li’s independence is to be considered prior to the completion of this offering, we intend to do so under Paragraph B of Rule 5605(a)(2) of the Listing Rules of NASDAQ in light of his ongoing consulting services to Yulong Bricks.

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100.	We note that the board of directors has affirmatively determined that each member of your audit committee meet the definition of an independent director under applicable SEC and NASDAQ listing rules. Please advise as to what SEC listing rules you are referring to.

Response: We have revised to clarify that the listing rules refers to those of NASDAQ.

Executive Compensation, page 62

101.	Please complete this section. Please note that Mr. Zhu’s compensation must be disclosed. Refer to Item 402(l) of Regulation S-K. Please also note that disclosure regarding the executive officers of your consolidated affiliated entities may be appropriate. Please see Instruction 2 to Item 402(m)(2) of Regulation S-K.

Response: We have revised our disclosures to clarify that Mr. Zhu did not receive any compensation from us or any of our subsidiaries or consolidated affiliated entities for the periods indicated. We note that none of the executive officers of our consolidated affiliated entities received compensation exceeding $100,000, and as such, no disclosure is made.

Related Party Transactions, page 63

102.	Please provide information for the fiscal years ended June 30, 2011. Please see instruction 1 to Item 404 of Regulation S-K.

Response: The tables under “Other Related Transactions” have been amended as follows to include the information for the fiscal year ended June 30, 2011:

Name of related parties	Relationship	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011	As of March 31, 2014
				(unaudited)	(unaudited)
Yulong Zhu	Founder	$-	$2,909,903	$3,872,832	$-
Hu Zhu	Relative of founder	-	3,192,295	1,693,560	-
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	-	5,858,107	4,328,970	-
Yingtao Miao	Relative of founder	-	1,742,400		-
Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	3,134	3,068	2,997	3,144
Henan Juhe Industrial Co., Ltd. (1)	Owned by founder	3,516,594	2,920,551	2,700,668	7,537,921
Total		$3,519,728	$16,626,324	$12,599,027	$7,541,065

(1)	Loans provided to fund business development activities. $6,605,610 was repaid through June 2014, with full payment of the balance requested before December 31, 2014.

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Name of related parties	Relationship	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011	As of December March 31, 20132014
				(unaudited)	(unaudited)
Yulong Zhu	Founder	$10,823,680	$-	$-	$1013,965,479
Henan Yuliang Hotel Co., Ltd.	Owned by founder	220,825	213,840	-	223200,407
Lei Zhu	Relative of founder	420,892	298,898	185,640	409400,995
Hu Zhu	Relative of founder	2,186,638	-	-	2,193,395
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,753,311	-	-	1,758,729
Yingtao Miao	Relative of founder	538,916	-	-	545540,582
Total		15,944,262	512,738	185,640	19,059,587
Total other payables - related parties - current		(220,825)	(512,738)	-	(200,407)
Total other payables - related parties – non-current		$15,723,437	$-	$185,640	$18,859,180

103.	Please clarify the outstanding amounts of each loan and disclose whether you will use the proceeds from this offering to repay these amounts.

Response: We respectfully note that the amounts in the table represent the outstanding amounts of each loan as of the dates indicated. We have amended to disclose that we will not use the proceeds from this offering to repay such loans.

Share Exchange Agreement, page 63

104.	Please disclose the names of the shareholders discussed here. See Item 404(a)(1) of Regulation S-K.

Response: We have revised accordingly on page 63.

Other Related Transactions, page 63

105.	Please clarify the information presented under this heading. It is currently unclear whether the dates and numbers presented indicate the value of the loan outstanding as of that date or whether these dates are meant to reflect loans made during a period, as implied by the second sentence under this heading.

Response: We have revised to clarify that the dates and numbers presented indicate the value of each loan outstanding as of the indicated dates, as reflected on pages 63 and 64.

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106.	Please revise the information under this heading to provide the information required by Item 404(a)(5) of Regulation S-K.

Response: We respectfully note that we have disclosed that the amounts in both tables are non-interest bearing and as such we believe we have complied with the requirement of Item 404(a)(5) of Regulation S-K. We therefore request your reconsideration of this comment.

107.	Please note that Section 13(k) of the Exchange Act prohibits issuers (as defined in Section 2 of the Sarbanes-Oxley Act of 2002) from extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer. Please clearly identify the employees, officers and other related parties to whom you have advances outstanding.

Response: We respectfully note that all such related parties have been identified in the first table under “Other Related Transactions.” We acknowledge the prohibition under Section 13(k) of the Exchange Act and its application to us upon the effectiveness of the Registration Statement, but respectfully note that we were not an “issuer” at the time of such related party transactions. We have expanded the description under the “Relationship” column of the table.

Principal Shareholders, page 64

108.	In light of the disclosure in Item 15 Recent Sales of Unregistered Securities, please confirm that you have disclosed each person known to you to own beneficially more than 5% of your ordinary shares.

Response: We hereby confirm that we have disclosed each such person known to us.

Description of Share Capital, page 65

109.	Please revise your disclosure under this heading as follows:

•	Include a discussion of the significance of being an exempted Cayman Islands company, including making clear where and how you will deviate from your rights and obligations as an exempted Cayman Islands company; and

Response: We have included the following discussion on page 66:

Exempted Company

Because we conduct all of our businesses outside of the Cayman Islands exempted company, we are incorporated as an exempted company. As such, we:

•	are exempted from certain requirements of the Companies Law, including a filing of an annual return of our shareholders with the Registrar of Companies or the Immigration Board;

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•	do not have to make our register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

•	Revise your disclosure under “Register of Members, page 69,” to include discussion of any recourse available where the company fails to update its register of members.

Response: We have included the following discussion under “Register of Members” on page 70:

Any person or member aggrieved by having their name entered in or omitted from the register of members without sufficient cause, or if unnecessary delay takes place in entering on the register the fact that a person have ceased to be a member, such person or member may by motion to the court, apply for an order that the register be rectified.

Registration Rights, page 70

110.	You state that holders of 1,450,000 of your shares are entitled to registration rights. You state that all purchasers of your equity were granted registrant rights when they purchased in 2011. Please advise why only 1,450,000 of your shares are entitled to such rights.

Response: The holders of these shares have registration rights pursuant to registration rights agreement that we entered into with them, which agreements are listed as Exhibits 4.2 and 4.3 on the Exhibit Index of the Registration Statement. We did not enter into such agreements or any other agreements granting registration rights with the other holders of our ordinary shares.

Shares Eligible for Future Sale, page 72

111.	Here, or elsewhere as appropriate, please disclosure the number of holders of your common equity. See Item 201(b) of Regulation S-K.

Response: We have included the disclosure under “Market for Our Ordinary Shares” on Page 25.

People’s Republic of China Taxation, page 73

112.	Please revise your disclosure to include discussion the tax consequences, if any, of a determination that you are not a resident enterprise. Also, include discussion of any applicable treaties here and under “United States Federal Income Taxation, page 74.”

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Response: We have revised the first paragraph on page 75 as follows to discuss the tax consequences of not being a resident enterprise:

The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a Chinese enterprise for enterprise income tax purposes.  We believe that none of Yulong and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Yulong is not controlled by a PRC enterprise or PRC enterprise group and as such we do not believe that Yulong meets all of the conditions to be deemed a PRC resident enterprise. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a similar corporate structure to ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We have also revised the first paragraph under “Dividends on Ordinary Shares” on page 76 as follows to discuss the United States-PRC income tax treaty:

Dividends on Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ordinary shares (including any withheld taxes) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles.  We do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles.  Accordingly, distributions paid on our ordinary shares, if any, will generally be treated as dividend distributions for U.S. federal income tax purposes.  With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Tax Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ordinary shares. We may, however, be eligible for the benefits of the Tax Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for reduced rates of taxation.  A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares that are readily tradable on an established securities market in the United States.  U.S. Treasury Department guidance indicates that our ordinary shares, which we intend to apply to list on the NASDAQ, will be readily tradable on an established securities market in the United States.  There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years.  Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.  You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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Underwriting, page 78

113.	Please clarify the first sentence on page 79. It is unclear why Mr. Zhu would sell the underwriters, as this is not a resale transaction. In addition, please disclose the exceptions in the lock-up agreement.

Response: We have deleted the portion of the sentence pertaining to a resale transaction. In addition, we will amend the Registration Statement to supplement the disclosures responsive to the second sentence of this comment when a form of the lock-up agreement is available.

Where You Can Find Additional Information, page 82

114.	Please ensure your disclosure here is consistent with that under “We are a foreign private issuer within the meaning, page 20.” We note, for example, your disclosure here that you intend to file proxy statements.

Response: We have revised accordingly on page 85.

Financial Statements, page 83

115.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Update MD&A and other sections accordingly.

Response: We have included the consolidated balance sheet data as of March 31, 2014, the consolidated operating data for the nine months ended March 31, 2014 and 2013, and accompanying the notes to the consolidated financial statements, and have updated the MD&A and other sections accordingly.

116.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

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116A. How do you maintain your books and records and prepare your financial statements?

Response: Our accounting department maintains our books and records according to PRC GAAP, and we have retained a U.S.-based and qualified accounting firm, Horizons Consulting Associates, LLC (“Horizons”), to assist with converting our books and records from PRC GAAP to U.S. GAAP for SEC reporting.

•	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response: We respectfully note that the above comment is not applicable since we maintain our books and records using PRC GAAP accounting.

•	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: As noted above, we maintain our books and records using PRC GAAP. Since our operations and corporate structure are not complex, the process required by PRC GAAP accounting is substantially the same as U.S. GAAP accounting in connection with the recording of the daily transactions and documenting the records. Horizons assists us with converting our books and records from PRC GAAP to U.S. GAAP for SEC reporting. We use the “voucher” system to record all accounting transactions. Each voucher represents one accounting transaction and the supporting documentation is attached to the voucher journal as backup for the transaction. The accountant initiates the transaction, and the voucher is approved by our supervisor or our Chief Executive Officer (“CEO”). Since we are relatively small and not very structured, our CEO is actively involved with our daily operations which he also monitors closely.

116B. What is the background of the people involved in your financial reporting?

Response: They are the employees of our consultant Horizons Consulting Associates, LLC, and Zan Wu, who was engaged as our CFO effectively on June 1, 2014.

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•	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

o	what role he or she takes in preparing your financial statements;

Response: Mr. Wu will supervise and review the financial statements prepared by our consultant.

o	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Response: Mr. Wu holds a bachelor’s degree in accounting from the Capital University of Economics and Business and a master’s degree in financial management and control from Aston Business School. He previously worked as an auditor at the Zhong Rui Hui Accounting Firm from 2000 to 2001, and was a financial analyst at VIR Consultancy Ltd. from 2003 to 2004. From 2004 through 2006, Mr. Wu was an assistant manager and financial manager at Domino Scientific Equipment Ltd. He was the chief representative of Global American, Inc. (China Representative Office) from 2006 to 2009. From February 2010 to April 2014, Mr. Wu was chief financial officer of SinoCoking Coal & Coke Chemical Industries, Inc., a U.S. publicly traded company (“SinoCoking”).

o	the nature of his or her contractual or other relationship to you;

Response: Mr. Wu has no relation to us or our affiliates other than pursuant to his employment agreement with us.

o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

Response: Mr. Wu does not hold any such certifications.

o	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Response: Mr. Wu has experiences in preparing financial statements in accordance with U.S. GAAP as the former CFO of SinoCoking Coal and Coke Chemical Industries, Inc.

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•	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

o	the name and address of the accounting firm or organization;

Response: Horizons Consulting Associates, LLC (“Horizons”) 135 South State College Blvd., Ste. 300 Brea, California 92821

o	the qualifications of their employees who perform the services for your company;

Response: Horizons is an U.S.-based CPA firm. Most of the employees who assisted us have U.S. CPA qualifications, and all of them are familiar with U.S. GAAP.

o	how and why they are qualified to prepare your financial statements;

Response: They are qualified because most of them have U.S. CPA qualifications, and all of them are familiar with U.S. GAAP.

o	how many hours they spent last year performing these services for you; and

Response: Horizons spent over 300 hours in preparing our June 30, 2013 and 2012, and December 31, 2013 and 2012, financial statements.

o	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: We paid $100,000 to Horizons for the preparation of our financial statements.

•	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

Response: Other than our CFO and Horizons, we have not retained anyone else to prepare our financial statements.

o	why you believe they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

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116C. Do you have an audit committee financial expert?

Response: We do not yet have an audit committee financial expert, although we intend to appoint a director who qualifies as one prior to the completion of this offering.

•	We note that you have not yet established an audit committee. Therefore, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Response: Our current sole director has limited knowledge of U.S. GAAP. However, we intend to establish an audit committee prior to the completion of this offering, and to appoint to such committee one independent director who qualifies as an audit committee financial expert, and at least two independent directors are able to read and understand fundamental financial statements, including our balance sheet, income statement, and cash flow statement.

Note 3 – Variable interest entities, page F-14

117.	We note that on September 2, 2011, Yulong WFOE entered into the Contractual Arrangements with each Yulong operating company and its shareholders. The Contractual Arrangements were subsequently amended on April 21, 2014. We further note that the significant terms of the Contractual Arrangements are summarized in Note 1 -- Nature of business and organization. We have the following comments in this regard:

•	Based on your disclosures, we assume the significant terms of the Contractual Arrangements as summarized in Note 1 are those of the amended arrangements. If so, given the April 21, 2014 amendment date, please address the appropriateness of applying the terms of the amended arrangements to your financial statements for the two years ended June 30, 2013 and the six months ended December 31, 2013. Please identify the authoritative literature you relied on; and

Response: The amendments did not change the beneficial ownership interests and control that our founder, Mr. Zhu, have over us and our consolidated affiliated entities that have been in place since July 1, 2011, as indicated in Note 1. For this reason, the operations of our consolidated affiliated entities are included in our consolidated accounts as though the amendments were effect from inception because these entities are under common control in accordance with ASC 805-50, Business Combination.

•	Please provide a detailed summary of the original Contractual Arrangements and highlight all the material changes made in the April 21, 2014 amendment. Please address the accounting implications of each of these material changes.

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Response: The table below summarizes the original Contractual Arrangements and the material changes made in the April 21, 2014 amendments:

ORIGINAL	AMENDMENT

Exclusive Consulting Services and Operating Agreements.  Pursuant to exclusive consulting services and operating agreements among Yulong WFOE, Yulong Group companies and their shareholders:

•      Yulong WFOE has the exclusive right to provide consulting services relating to, among other things, general business operation, human resources and business development, to each Yulong Group company.

•      Yulong WFOE exclusively owns all intellectual property rights resulting from the performance of this agreement.

•      Without Yulong WFOE’s prior written consent, each Yulong Group company shall not conduct any transaction that may materially affects its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, (iv) issuance, purchase or redemption of its equity or debt securities, (v) winding up, liquidation or dissolution, (vi) declaration or payment of dividend, or return of capital, (vii) loans or investments other than in the ordinary course of business, (viii) transactions with affiliates, (ix) amendment or modification of its charter documents, (x) engagement in activities outside the scope of its business license, and (xi) transfer of any rights or obligations under this agreements to a third party.

•      Each Yulong Group company agrees to follow the proposal provided by Yulong WFOE from time to time relating to employment, daily operation and financial management.

•      New shareholders substituted in for old shareholders (except for Yulong Transport, which shareholders did not change)

•      In September 2012, Yulong Concrete declared and distributed RMB 73,190,929, and in February 2013, Yulong Bricks declared and distributed RMB 71,653,793, as dividends to their shareholders in lieu of paying the service fees to Yulong WFOE.  While Yulong WFOE allowed such distributions on a one-time basis, no other dividend distributions by any other Yulong Group company will be permitted from and after April 7, 2014.

•      Yulong WFOE shall not be entitled to a service fee from a Yulong Group company for any fiscal quarter in which such company has net loss, and shall absorb such loss as well as pay an amount equal to such loss to such company upon request, although Yulong WFOE currently does not maintain any funds to make such payment.

•      If a Yulong Group company had undeclared net profit as of September 2, 2011, it would pay a one-time service fee to Yulong WFOE in an amount equal to such undeclared net profit, payable upon request; but if such Yulong Group company had net loss as of such date, Yulong WFOE would absorb such loss and pay such Yulong Group company a one-time amount equal to such loss, payable upon request.

•      Requirement for preliminary and monthly reports from a Yulong Group company deleted.

•      Reporting of quarterly and annual financial information changed from PRC GAAP to PRC GAAP plus US GAAP

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•      Each Yulong Group company shall appoint the candidates designated by Yulong WFOE as its general manager, chief financial officer and any other senior officers.

•      At its discretion, Yulong WFOE may guaranty the performance by a Yulong Group company of such company’s obligations under any agreement with a third party.

•      Each Yulong Group company agrees to pay a service fee in an amount equal to its net profit each fiscal quarter to Yulong WFOE, payable upon request in RMB and without setoff into an account specified by Yulong WFOE.

•      The term of this agreement shall continue unless all parties thereto agree its termination.

Equity Pledge Agreements.  Pursuant to equity pledge agreements between Yulong WFOE and each of the Yulong Group shareholders:

•      The shareholders have pledged all of their equity interests in Yulong Group companies to Yulong WFOE, to guarantee each Yulong Group company’s performance of its obligations under the exclusive consulting services and operating agreement.

•      If a Yulong Group company breaches its contractual obligations under the aforesaid agreement, Yulong WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of such Yulong Group company in accordance with legal procedures.

•      Without Yulong WFOE’s prior written consent, the shareholders shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Yulong WFOE’s interests.

•      While this agreement is in effect (see below), Yulong WFOE is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests, whether or not there has been a default under this agreement.

_________________________________________________________ • New shareholders substituted in for old shareholders (except for Yulong Transport, which shareholders did not change)

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 •     The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and, with respect to each Yulong Group company, expire on the earlier of: (i) two years from the date on which such Yulong Group company has fully performed its obligations under the exclusive consulting services and operating agreement; or (ii) the completion of the transfer of all equity interests of such Yulong Group company by its shareholders to another individual or legal entity designated by Yulong WFOE pursuant to the option agreement, and no equity interest of such Yulong Group company is held by such shareholders.

Option Agreements. Pursuant to option agreements between Yulong WFOE and each of the Yulong Group shareholders:

•      The shareholders have granted Yulong WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Yulong Group companies, at the lowest price then permitted by PRC law.

•      Yulong WFOE has sole discretion as to when to exercise such option, either in part or in full, is entitled to exercise the options for unlimited times until all of the equity interests of Yulong Group companies have been acquired, and can freely transfer such option, in whole or in part, to any third party.

•      Without Yulong WFOE’s consent, the shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Yulong Group companies in any way.

•      This agreement will remain in full force and effect until the parties mutually agree to terminate.

_________________________________________________________

 •     New shareholders substituted in for old shareholders (except for Yulong Transport, which shareholders did not change)

•      Yulong HK replaced by Yulong WFOE

•      Shareholders agree to support and sign any shareholder resolutions to sell the assets of a Yulong Group company to Yulong WFOE at the lowest permissible price under applicable PRC law, and to remit to Yulong WFOE the proceeds from the sale of any residual interests in a Yulong Group company

•      This agreement will remain in full force and effect until the earlier of: (i) the date on which the option has been exercised in full, or (ii) termination by Yulong WFOE.

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Voting Rights Proxy and Financial Supporting Agreements.  Pursuant to voting rights proxy and financial supporting agreements between Yulong WFOE and each of the Yulong Group shareholders:

•      The shareholders irrevocably grant their rights to vote and attend shareholder meetings to Yulong WFOE or its designee.

•      In consideration for the rights granted by the shareholders, Yulong WFOE agrees to arrange for funding necessary to operate the businesses of Yulong Group companies, which do not need to be repaid if such businesses fail.

•      This agreement will remain in full force and effect until the parties mutually agree to terminate.

•      New shareholders substituted in for old shareholders (except for Yulong Transport, which shareholders did not change)

•      Yulong HK replaced by Yulong WFOE

•      This agreement will remain in full force and effect until the earlier of: (i) the date on which the option under the option agreement has been exercised in full, or (ii) termination by Yulong WFOE.

•      Shareholders cannot transfer/assign their rights/obligations under this agreement without Yulong WFOE’s prior written consent.

We respectfully note that there is no accounting implication with respect to the amended terms our ability to consolidate the financial results of our Chinese operating companies is not affected in any way.

Note 11 – Related party transactions, page F-23

118.	We note that other receivables--related parties are classified as current assets as these balances are “due on demand”. Please tell us your consideration of ASC 310-10-45-9 and revise your disclosures to indicate how you determined that you will collect the receivables from Henan Juhe Industrial Co., Ltd. within one year. Please also expand your disclosure to discuss the business reasons and nature of the underlying transactions that generated the receivables.

Response: The related party receivable from Henan Juhe Industrial Co., Ltd. (“Juhe Industrial”) is due on demand, and $6,605,610 was repaid through June 2014. We revised the table for “other receivables - related parties” as follows on page F-23:

Name of related parties	Relationship	June 30, 2013	June 30, 2012	March 31, 2014
				(unaudited)
Yulong Zhu	founder	$-	$2,909,903	$-
Hu Zhu	Relative of founder	-	3,192,295	-
Guangjian Zhu	Relative of founder	-	5,858,107	-
Yingtao Miao	Relative of founder	-	1,742,400	-
Liping Zhai	Relative of founder and member of management	3,134	3,068	3,144
Henan Juhe Industrial Co., Ltd.(1)	Owned by founder	3,516,594	2,920,551	7,537,921
Total		$3,519,728	$16,626,324	$7,541,065

(1)	Loans provided to fund business development activities. $6,605,610 was repaid through June 2014, with full payment of the balance requested before December 31, 2014.

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119.	We note, as indicated in your disclosure of non-cash transactions of investing and financing activities on page F-5 that dividend distributions were offset with other receivables--related parties and classified as other payables--related parties. Please expand your disclosure to provide a detailed rollforward of your other receivables--related parties and other payables--related parties such that a reader can understand the nature of the underlying related party transactions entered into each period as well as the related cash flows. Ensure your disclosures reconcile to your statements of cash flows.

Response: We have amended Note 11 by including the following rollforward schedules:

Non-cash transactions-related parties

For the year ended June 30, 2013, Yulong Bricks and Yulong Concrete declared $23,105,193 of dividends in the aggregate (see Note 15). In lieu of distribution, the dividends were offset against amounts owing by some of their shareholders (see “other receivables – related parties” above), and the excess classified as “other payables – related parties” (see other payables – related parties” above). The effects of such related party non-cash transactions on cash flow are as follows:

Other receivables-related party movement:

Name of related parties	June 30, 2012	Loans to related parties	Non-cash items (1)	Effective of exchange rate	June 30, 2013

Yulong Zhu	$2,909,903	$-	$(2,959,503)	$49,600	$-
Hu Zhu	3,192,295	-	(3,246,710)	54,415	-
Guangjian Zhu	5,858,107	1,513,947	(7,340,258)	(31,796)	-
Yingtao Miao	1,742,400	-	(1,736,900)	(5,500)	-
Liping Zhai	3,068	-	-	66	3,134
Henan Juhe Industrial Co., Ltd.	2,920,551	525,114		70,929	3,516,594
Total	$16,626,324	$2,039,061	$(15,283,371)	$137,714	$3,519,728

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Other payables-related party movement:

Name of related parties	June 30, 2012	Proceeds from related parties	Non-cash items (1)	Effective of exchange rate	June 30, 2013

Yulong Zhu	$-	$7,255,418	$3,407,669	$160,593	$10,823,680
Henan Yuliang Hotel Co., Ltd.	213,840	2,358	-	4,627	220,825
Lei Zhu	298,898	113,792	-	8,202	420,892
Hu Zhu	-	-	2,177,178	9,460	2,186,638
Guangjian Zhu	-	-	1,711,049	42,262	1,753,311
Yingtao Miao	-	-	525,926	12,990	538,916
Total	$512,738	$7,371,568	$7,821,822	$238,134	$15,944,262

(1)	See non-cash items in the accompanying statements of cash flows.

Indemnification of Directors and Officers, page II-1

120.	Please ensure that you describe the general effect of the indemnification provisions in the underwriting agreement in your next amendment. See Item 702 of Regulation S-K.

Response: We have revised the second paragraph of this section as follows on page II-1:

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibit Index, page II-4

121.	Please advise as to what consideration was given to filing the lease agreements discussed on page 56 as exhibits. Please see Item 601(10)(ii)(D) of Regulation S-K.

Response: The agreements have been included as exhibits to the Registration Statement as Exhibits 17(a), 17(b), 18(a), 18(b) and19.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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